FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2007
Commission File Number: 001-12518
Banco Santander, S.A.
(Translation of registrant’s name into English)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1
Material fact dated October 3, 2007 relating to the placement of the issuance of Santander Securities amounting to €7,000 million, which has been distributed among approximately 129,000 investors with an average investment amount of €54,000.

Item 1
MATERIAL FACT
Banco Santander (the “Bank”) has successfully concluded the placement of the issuance of Santander Securities amounting to €7,000 million, which has been distributed among approximately 129,000 investors with an average investment amount of €54,000. Following the acquisition of ABN Amro by the consortium formed by The Royal Bank of Scotland, Fortis and Banco Santander, the Securities issued for the financing will be necessarily convertible into shares of the Bank.
Boadilla del Monte (Madrid), October 3, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 3, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President